[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                        JOHN MCILVERY
                                        Partner
                                        Direct       818.444.4502
                                        Voice
                                        Direct Fax   818.474.8602
                                        Mobile       626.705.0758
                                        E-Mail       jmcilvery@biztechlaw.com


January 31, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         RE:  NATIONAL COAL CORP.
              RESPONSES TO STAFF COMMENTS OF DECEMBER 27, 2007 WITH RESPECT TO:
              FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
              FILED APRIL 2, 2007
              FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2007
              FILED NOVEMBER 19, 2007
              FILE NO. 0-26509

Ladies and Gentlemen:

         On behalf of National Coal Corp. (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated December 27, 2007 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

GENERAL

1. WE NOTE YOU IDENTIFIED AREAS WHERE YOU HAD NOT PROPERLY ACCOUNTED FOR CERTAIN TRANSACTIONS OR HAD NOT PROPERLY REFLECTED THE NATURE OF THE TRANSACTIONS IN YOUR FINANCIAL STATEMENTS DURING THE PERIODS PRESENTED. PLEASE EXPLAIN TO US IN GREATER DETAIL THE NATURE OF THE ERRORS YOU IDENTIFIED, LISTED IN BULLET POINT FORM BELOW, AND EXPLAIN HOW YOU ANALYZED THE ERRORS BOTH INDIVIDUALLY AND IN THE AGGREGATE. PLEASE ADDRESS HOW YOU DETERMINED THAT THESE ERRORS WERE NOT MATERIAL ON BOTH AN ANNUAL AND QUARTERLY BASIS TO THE PERIODS PRESENTED. IN THIS REGARD, PROVIDE US WITH A CHART DETAILING THE IMPACT OF EACH ERROR ON EACH QUARTERLY PERIOD IMPACTED.



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Securities and Exchange Commission
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Page 2


         o        NOTE 10: STOCKHOLDERS' (DEFICIT) EQUITY, PAGE 71

                  o "IN OCTOBER 2006, THE COMPANY DETERMINED THAT IT HAD NOT COMPLIED WITH A PREFERRED STOCK PURCHASE AGREEMENT PROVISION WHICH RESULTED IN THE ACCRUAL OF A DIVIDEND ADJUSTMENT OF $198,220. THEREFORE, THE COMPANY HAS REFLECTED THIS ACCRUAL AS A ONE-TIME ADJUSTMENT TO SHAREHOLDERS' EQUITY DURING THE THIRD QUARTER OF 2006 AS IT WAS NOT MATERIAL TO PREVIOUS PERIODS."

         In October 2006, the Company determined that it had not been in compliance with a covenant contained in each of its Preferred Stock Purchase Agreement and Note Purchase Agreement, both dated August 2004, pursuant to which the Company issued shares of its Series A Cumulative Convertible Preferred Stock. Upon an analysis of these agreements, the Company determined that for a period of eight non-consecutive months between June 2005 and August 2006 it had not complied with a covenant that required certain long-term coal sales commitments be in place prior to the opening of new mines and maintained thereafter. Pursuant to the agreements, failure to comply with this covenant resulted in an increased dividend rate for the preferred stock during the periods of non-compliance. As a consequence, the Company calculated that, it owed $198,220 in additional dividends to the preferred shareholders.

         Management believes that in light of the qualitative and quantitative factors noted in the materiality discussion below, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion or correction of the item.

         o        NOTE 19, SUMMARY QUARTERLY FINANCIAL INFORMATION, PAGE 82

                  o "IN NOVEMBER 2006, THE COMPANY DETERMINED THAT DURING THE FIRST, SECOND, AND THIRD QUARTERS OF 2006, SHIPPING AND HANDLING COSTS PAID TO THIRD-PARTY CARRIERS AND INVOICED TO COAL CUSTOMERS HAD NOT BEEN PROPERLY REFLECTED AS COST OF SALES AND COAL SALES, RESPECTIVELY, CONSISTENT WITH EMERGING ISSUES TASK FORCE ISSUE NO. 00-10, ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS."

         In November 2006, the Company determined that the historic accounting treatment of trucking freight charges billed to customers was incorrect. The majority of the Company's coal sales are shipped by rail with the freight charges billed directly to the customer by the third-party rail carrier. However, a small portion of coal sales are shipped by truck. In some of these instances, the third-party truck carrier invoices the Company, then the Company makes payment to the third-party truck carrier and invoices the customer for the truck freight charges when invoicing for the related coal sales. The Company was previously presenting these truck freight charges invoiced to customers netted


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Securities and Exchange Commission
January 31, 2008
Page 3


against cost of sales in the statement of operations. The incorrect netting of the truck freight charges against cost of sales had no impact on the net loss reported by the Company.

         Based on EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, and a review of other financial statements in the coal industry, the Company concluded that the billing of these truck freight charges to customers should have been reflected as revenue and not netted against cost of sales. The impact of the incorrect presentation is as follows:

         PERIOD         FREIGHT BILLINGS        REVENUE      COST OF SALES
         ------         ----------------        -------      -------------
         Q1 06              $445,175             2.22%           2.20%
         Q2 06              $277,267             1.16%           1.31%
         Q3 06              $315,136             1.49%           2.00%

         The Company elected to restate revenues and cost of sales for each of the first three quarters of 2006 as the freight billings incorrectly netted against cost of sales represented an understatement of 1.16% to 2.22% of revenues and 1.31% to 2.20% of cost of sales in the respective quarters and the cumulative difference of the errors of $1,037,578 would have overstated revenues and cost of sales reported for the fourth quarter of 2006 by 4.83% and 4.69%, respectively, had the Company not restated the first three quarters of 2006 and instead corrected the errors all in the fourth quarter of 2006. Management of the Company concluded that the understatement of the first three quarters of 2006 as noted above if corrected by overstating the fourth quarter of 2006 would materially impact the Company's quarterly revenue trend and therefore instead corrected the errors by restating each of the first three quarters of 2006. The Company concluded that the impact to 2005 revenues and cost of sales was not material to cause restatement of the 2005 statement of operations as the truck freight billings represented less than 3% of revenues and less than 4% of cost of sales during 2005 and had no impact on the Company's operating loss or net loss during the period.

                  o "THE COMPANY HAS ALSO DETERMINED THAT TOTAL REVENUES FOR THE FIRST AND SECOND QUARTER OF 2005 AS PRESENTED ABOVE ARE INCONSISTENT WITH AMOUNTS PREVIOUSLY REPORTED IN ITS 2006 FIRST AND SECOND QUARTER FILINGS ON FORM 10-Q DUE TO THE COMPANY'S FAILURE TO INCLUDE CERTAIN RECLASSIFICATIONS PREVIOUSLY MADE FOR CONSISTENCY OF PRESENTATION IN ITS 2005 FORM 10-K. TOTAL REVENUES AS PREVIOUSLY REPORTED BY THE COMPANY WERE $12,584,404 AND $16,010,644 FOR THE FIRST AND


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Securities and Exchange Commission
January 31, 2008
Page 4


                           SECOND QUARTERS OF 2005, RESPECTIVELY. AS THE OVERSTATEMENT OF TOTAL REVENUES FOR BOTH QUARTERS IS OFFSET BY A COMMENSURATE OVERSTATEMENT OF COST OF SALES, OPERATING LOSS AND NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS WERE NOT IMPACTED."

         In the Company's first and second quarter of 2005 financial statements filed on Form 10-QSB, the Company presented certain revenue and cost of sales amounts on a gross basis. In the third quarter of 2005, the Company concluded these revenue and cost of sales amounts should be netted in cost of sales. As a result, in Footnote 18 of the consolidated financial statements included in the 2005 Form 10-K, the Company restated the previously provided revenue and cost of sales amounts for the first and second quarter of 2005 to consistently reflect revenue and cost of sales for each quarter of 2005.

         In the consolidated financial statements included in the Company's Form 10-Q's for the first and second quarters of 2006, the revenue figures were carried forward from the previous year's Form 10-QSB's in error and not from the quarterly disclosures restated in the 2005 Form 10-K, resulting in an overstatement of revenues of 6.05% and 2.80% for the first and second quarter of 2005 in the respective 2006 Form 10-Q's. Therefore, in Footnote 19 of the consolidated financial statements included in the 2006 Form 10-K, in order to once again reflect consistency throughout 2005 and with the 2005 annual financial statements, the Company restated the previously reported revenue figures for the first and second quarter of 2005 and believed it was necessary to add the paragraph above as further explanation of the reclassifications.

                  o "IN THE FOURTH QUARTER OF 2006, THE COMPANY DETERMINED THAT THE WEIGHTED AVERAGE SHARES USED TO CALCULATE BOTH THE BASIC AND DILUTED LOSS PER COMMON SHARE DURING THE FIRST AND SECOND QUARTERS OF 2006 WERE INCORRECT. BOTH BASIC AND DILUTED LOSS PER COMMON SHARE AS PREVIOUSLY REPORTED BY THE COMPANY WERE $(0.57) AND $(0.34) FOR THE FIRST AND SECOND QUARTERS OF 2006, RESPECTIVELY."

         In calculating the average outstanding common shares for the first quarter of 2006, there was a formula error in the calculation resulting in a deficit of 205,494 shares. This resulted in an overstatement of the loss per share of $ 0.01.

         In calculating the average outstanding common shares for the second quarter of 2006, there was a formula error in the calculation resulting in a deficit of 370,838 shares. This resulted in an overstatement of the loss per share of $ 0.01.

         These errors in the number of shares represented 1.5% and 2.4% of the actual average common shares for the first and second quarter of 2006, respectively. The variance in the net loss attributable to common shareholders on a per share basis of $ 0.01 for each quarterly period represented a percentage error of 1.8% and 3.0%, respectively. The net loss attributable to


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Securities and Exchange Commission
January 31, 2008
Page 5


common shareholders utilized for the calculation was accurate. The Company does not consider the effect of this error material to the financial statements nor does the Company believe that it would have had an impact on the investment decision of investors, analysts, lenders or rating agencies. However, the Company elected to correct the errors and restate the previous quarters in order for the sum of the four quarters net loss attributable to common shareholders for 2006 reported on Forms 10-Q to equal, within a $0.01 rounding difference, the net loss attributable to common shareholders presented for the year ended December 31, 2006 on Form 10-K.

2. IN LIGHT OF THE ERRORS AND "FAILURE TO INCLUDE CERTAIN RECLASSIFICATIONS" THAT YOU IDENTIFIED IN YOUR FILING, PLEASE EXPLAIN TO US HOW YOU WERE ABLE TO DETERMINE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF DECEMBER 31, 2006."

         In determining whether the Company's disclosure controls and procedures were effective as of December 31, 2006 in light of the errors and "failure to include certain reclassifications" disclosed in the notes to the consolidated financial statements, members of the Company's management, including its President and Chief Executive Officer, Daniel A. Roling, and its Chief Financial Officer at the time, T. Michael Love, concluded that the Company's disclosure controls and procedures in place as of December 31, 2006 were the reason that the Company was able to identify the errors and reclassifications identified and disclose them in the notes to the consolidated financial statements. Therefore, the Company concluded the disclosure controls and procedures were effective as of that date.

         Through the performance of the disclosure controls and procedures in place as of December 31, 2006, the Company identified the non-compliance with the preferred stock purchase agreement provision that required an additional accrual of preferred stock dividends, evaluated the impact of the non-compliance to 2006 and prior periods, and concluded that accrual required as of September 30, 2006 due to the non-compliance was not material to cause restatement of the prior periods.

         The disclosure controls and procedures in place as of December 31, 2006 as performed by the Company also identified the errors in revenues and costs of sales for the first, second and third quarters of 2006 and the first and second quarters of 2005, and in the basic and diluted loss per common share for the first and second quarters of 2006. The Company did not consider any of the identified revenue and cost of sales errors to be material to the respective quarter in which the errors arose; however, the Company did believe that correcting the errors all in the fourth quarter of the respective years would cause the Company's revenue trend to be materially impacted and therefore restated the quarters. The Company also concluded that the $0.01 per share overstatement of the basic and diluted loss per common share for the first and second quarters of 2006 was not material; however, the Company concluded to restate the respective quarters in order for the basic and diluted loss per


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Securities and Exchange Commission
January 31, 2008
Page 6


common share of the four quarters to add up (within a $0.01 rounding differences) to the annual basic and diluted loss per common share. While the Company elected to restate the respective quarters in 2006 and 2005 for these identified errors, the Company determined that these errors had no adverse effects on the previously reported operating loss and net loss attributable to common shareholders included in the respective interim results.

NOTE 16, COMMITMENTS AND CONTINGENCIES, PAGE 78

3. WE NOTE YOU OBTAINED AN INSURANCE SETTLEMENT RELATED TO YOUR HIGHWALL MINER THAT WAS DAMAGED IN MARCH 2006. IN THIS REGARD, YOU DISCLOSE ON PAGE 79 THAT "IN SEPTEMBER 2006, THE INSURANCE PROVIDER AGREED TO THE CLAIM, AND WE RECEIVED APPROXIMATELY $1,867,000, WHICH HAS BEEN RECORDED AS A REDUCTION OF COST OF SALES IN THE THIRD QUARTER OF 2006." PLEASE TELL US WHERE YOU REPORTED COLLECTIONS FOR PROPERTY DAMAGE IN YOUR CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS PRESENTED. REFER TO PARAGRAPH 22(C) OF FAS 95.

         The Company expensed approximately $1,934,000 in cost of sales for the repairs that were made to the highwall miner during the first and second quarters of 2006. The payments for the repairs were included in the statement of cash flows in the net cash flows used in operating activities. Paragraph 22(c) of FAS 95 describes cash inflows from operating activities as, among other things, proceeds from insurance settlements except those directly related to investing or financing activities. The Company included the insurance settlement proceeds for the property damage to its highwall miner in cash flows used in operating activities in accordance with paragraph 22(c) of FAS 95, as the insurance settlement proceeds related to repairs that the Company had previously presented and recorded as operating activities and not investing or financing activities.

FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2007

GENERAL

4. WE NOTE YOU IDENTIFIED AREAS WHERE YOU HAD NOT PROPERLY ACCOUNTED FOR CERTAIN TRANSACTIONS OR HAD NOT PROPERLY REFLECTED THE NATURE OF THE TRANSACTIONS IN YOUR FINANCIAL STATEMENTS DURING THE PERIODS PRESENTED. PLEASE EXPLAIN TO US IN GREATER DETAIL THE NATURE OF THE ERRORS YOU IDENTIFIED, LISTED IN BULLET POINT FORM BELOW, AND EXPLAIN HOW YOU ANALYZED THE ERRORS BOTH INDIVIDUALLY AND IN THE AGGREGATE. PLEASE ADDRESS HOW YOU DETERMINED THAT THESE ERRORS WERE NOT MATERIAL ON BOTH AN ANNUAL AND QUARTERLY BASIS, AS APPLICABLE, TO THE PERIODS PRESENTED. IN THIS REGARD, PROVIDE US WITH A CHART DETAILING THE IMPACT OF EACH ERROR ON EACH QUARTERLY PERIOD IMPACTED.


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Securities and Exchange Commission
January 31, 2008
Page 7


         o NOTE 4, PROPERTY, PLANT, EQUIPMENT AND MINE DEVELOPMENT, NET AND ASSETS HELD-FOR-SALE, PAGE 9

                  o "IN NOVEMBER 2007, THE COMPANY DETERMINED THAT DURING THE YEARS ENDED DECEMBER 31, 2005, 2006 AND THE SIX MONTHS ENDED JUNE 30, 2007, DEPLETION AND DEPRECIATION EXPENSE FOR CERTAIN MINERAL RIGHTS AND FIXED ASSETS WAS CALCULATED INCORRECTLY AND RESULTED IN A CUMULATIVE UNDERSTATEMENT OF ACCUMULATED DEPRECIATION AND DEPLETION OF APPROXIMATELY $485,000 WHICH WAS CORRECTED IN THE THREE MONTHS ENDED SEPTEMBER 30, 2007. THE CUMULATIVE UNDERSTATEMENT OF ACCUMULATED DEPRECIATION AND DEPLETION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006 OF $739,000 WAS CORRECTED IN THE NINE MONTHS ENDED SEPTEMBER 30, 2007. THE IMPACT OF THE ERRORS ON THE YEARS ENDED DECEMBER 31, 2005 AND 2006 AND THE PRIOR INTERIM PERIODS OF 2007 WAS NOT MATERIAL."

         In November 2007, the Company sold a property in Kentucky (known as Pine Mountain) that was one of two properties in Kentucky the Company acquired concurrently in November 2004 (the other property is known as Straight Creek). Pine Mountain was idle during the entire period the Company owned it. Upon review of the basis in Pine Mountain and further review of the original purchase accounting adjustments for both of the acquired Kentucky properties, the Company determined that it had misinterpreted the combined, third-party valuation report in November 2004, and as a result misallocated the purchase price between the two Kentucky properties. As a result of the correction of the purchase price, the basis in the Straight Creek property increased from $3.4 million to $7.5 million. Note that the misallocation of the purchase price between Pine Mountain and Straight Creek had no impact on the total valuation of the two acquired properties as initially recorded by the Company. In correcting the original purchase accounting entries in 2007, the Company determined that the depletion expense recognized on the Straight Creek property since the mines were opened in early 2005 was understated due to the incorrect allocation of the original purchase price.

         In reviewing the calculation of depletion expense on Straight Creek for the first and second quarters of 2007, the Company discovered that it had incorrectly adjusted the calculations for Straight Creek when updating its spreadsheet for a recently received reserve estimate. The reserve basis previously used to calculate depletion for each of four specific mines was the total basis for the entire property and, as a result, the amount was significantly higher than the actual amount that should have been used, resulting in greater depletion expense per ton than should have been recorded in the first two quarters of 2007.

         Since mining began at Straight Creek in early 2005 and through June 30,
2006,   cumulative  depletion  expense  was  understated  by  a  net  figure  of


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Securities and Exchange Commission
January 31, 2008
Page 8


approximately $680,000 due to the misallocation of the purchase price in 2004 and the formula errors incurred while updating total available reserves in 2007 used to calculate depletion expense, as follows: an understatement of approximately $375,000 in 2005, an understatement of approximately $364,000 in 2006, and an overstatement of $59,000 in the six months ended June 30, 2007.

         The Company separately reviewed other calculations of depletion and amortization for 2007 that utilized the updated reserve estimate information, noting that errors were made in the calculation of amortization expense of the reclamation asset for Straight Creek and for another property, which resulted in an overstatement of amortization expense of approximately $195,000 during the six months ended June 30, 2007.

         The total cumulative adjustment of the errors noted above from early 2005 through June 30, 2007 is an understatement of approximately $485,000 of depletion and amortization expense.

         Based upon the materiality discussion below, the Company determined that the impact of the adjustments to depletion expense in each of the relevant periods and in the aggregate is immaterial and, therefore, restatement was not required.

         o        NOTE 10, STOCKHOLDERS' DEFICIT, PAGE 14

                  o        "MANAGEMENT   DETERMINED  THAT  THE  IMPACT  OF  THIS
                           REDUCTION OF RETAINED EARNINGS AND EQUIVALENT INCREASE OF ADDITIONAL PAID-IN CAPITAL IS NOT
                           MATERIAL TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS IN THE PRIOR INTERIM PERIOD. THEREFORE, THE $598,797 VALUE OF THE BENEFICIAL CONVERSION FEATURE WAS RECORDED AS A DEEMED DIVIDEND AND IS REFLECTED AS AN INCREASE TO NET LOSS TO ARRIVE AT NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS IN THE SECOND QUARTER OF 2007.

         On August 31, 2004, the Company issued 1,068.67 shares of Series A Cumulative Convertible Preferred Stock in exchange for cash and cancellation of promissory notes. The amended articles of incorporation of the Company associated with the shares include a provision which allows for a weighted average adjustment of the conversion value if the Company issues additional shares of common stock at a per share price lower than the original $6.00 conversion value. Such an event occurred in the first quarter of 2007 when the Company issued 3 million shares of common stock at $4.65 per share. Accordingly, the was aforementioned provision required that the conversion value be adjusted from $6.00 per share to $5.79 per share or from 2,500 common shares per share of preferred stock to approximately 2,591 common shares per share of preferred stock.


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Securities and Exchange Commission
January 31, 2008
Page 9


         Paragraph 13 of EITF Issue No. 98-5 requires that when accounting for a "security that is convertible from inception but contains conversion terms that change upon the occurrence of a future event...any beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved." In this case, the future event dictating the conversion terms was the March 2007 issuance of 3 million shares of common stock at a per share price below the $6.00 conversion value resulting in an incremental increase in common shares to be issued of 90.67 per share of preferred stock. Considering there were 702.54 preferred shares outstanding in the first quarter of 2007 when the 3 million additional common shares were sold and the per share common stock price on the August 31, 2004 commitment date was $9.40, the resulting value of the contingent conversion option that should have been recorded in the first quarter of 2007 was approximately $599,000 (702.54 preferred shares x 90.67 incremental common shares x $9.40 commitment date share price). The Company should have recorded this as a deemed dividend that increased the net loss attributable to common shareholders in the first quarter of 2007.

         The future or triggering event which incrementally increased the common shares redeemed upon the conversion of preferred shares occurred in the first quarter of 2007 and through oversight was not reflected in the Company's March 31, 2007 consolidated financial statements filed in its Form 10-Q.

         Based on the materiality discussion below, the Company does not believe it probable that the judgment of a reasonable person relying on the consolidated financial statements would have been changed or influenced had this omission not occurred. Therefore, the Company concluded that a restatement was not required and the effect of the conversion should be reflected in the Form 10-Q for the period ended June 30, 2007.

5. IN LIGHT OF THE ERRORS YOU IDENTIFIED AS DISCLOSED IN YOUR FILING, PLEASE EXPLAIN TO US HOW YOU WERE ABLE TO DETERMINE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF SEPTEMBER 30, 2007. IN ADDITION, PLEASE TELL US WHETHER YOU PLAN TO MAKE ANY CHANGES TO YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING GIVEN THE ERRORS AND RECLASSIFICATIONS YOU IDENTIFIED IN BOTH YOUR FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 AND FORM 10-Q FOR THE FISCAL QUARTER ENDED SEPTEMBER 30, 2007.

         In determining whether the Company's disclosure controls and procedures were effective as of September 30, 2007 in light of the errors disclosed in the notes to the consolidated financial statements, members of the Company's management, including its President and Chief Executive Officer, Daniel A. Roling, and its Chief Financial Officer at the time, T. Michael Love, concluded that the Company's disclosure controls and procedures in place as of September 30, 2007 were the reason that the Company was able to identify the errors and reclassifications identified and disclose them in the notes to the consolidated


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Securities and Exchange Commission
January 31, 2008
Page 10


financial statements. Therefore, the Company concluded that the disclosure controls and procedures were effective as of that date.

         Through the performance of the disclosure controls and procedures in place as of September 30, 2007, the Company identified the error in the original purchase price allocation of the Kentucky properties, the errors in the calculation of depletion and amortization expense, and the error in the accounting of the beneficial conversion feature, evaluated the impact of these errors to 2007 and prior periods, and concluded that the errors, individually and in the aggregate were not material to cause restatement of the prior periods.

         Because the Company concluded at both December 31, 2006 and September 30, 2007 that its disclosure controls and procedures were effective in the identification and disclosure of the errors noted, the Company does not plan to make any specific changes related to the Company's internal control related to the errors and reclassifications. However, the Company is currently completing the necessary procedures to allow it to provide a report by management as of December 31, 2007 assessing the effectiveness of the Company's internal control over financial reporting as required by Section 404(a) of the Sarbanes-Oxley Act. Based on the results of the Company's assessment process, the Company may be required to make changes in its internal control over financial reporting and will include the required disclosure of such changes in the appropriate future filings.

MATERIALITY DISCUSSION

         Management of the Company evaluated the materiality of the unrecorded differences, both individually and in the aggregate, for each of the interim and annual periods affected (for which schedules have been attached to this letter as EXHIBIT A detail the impact on each period) by considering the following qualitative factors:

         o The unrecorded differences, individually and in the aggregate, do not affect the Company's compliance with regulatory requirements or with covenants under debt or similar agreements;

         o The unrecorded differences, individually and in the aggregate, do not indicate the cause being fraud or an illegal act;

         o The unrecorded differences, individually and in the aggregate, do not impact the awards of bonuses or other forms of incentive compensation;

         o The unrecorded differences, individually and in the aggregate, do not change reported net loss attributable to common shareholders to net income available to common shareholders, nor do they affect the trend of losses of the Company; and

         o The unrecorded differences, individually and in the aggregate, would not be expected to impact the Company's corporate rating

Securities and Exchange Commission
January 31, 2008
Page 11


                  by Moody's and Standard & Poor's as Moody's has given the Company its lowest corporate rating and Standard & Poor's has given the Company its next to lowest rating.

         Management of the Company evaluated the materiality of the unrecorded differences, both individually and in the aggregate, as of and for the years ended December 31, 2006 and 2005 and as of and for the nine months ended September 30, 2007 by considering the following quantitative factors:

         o The unrecorded differences, individually and in the aggregate, are not material (less than 2%) to the Company's current assets, non-current assets, current liabilities, non-current liabilities, and equity; and

         o The unrecorded differences, individually and in the aggregate, are not material (less than 5%) to the Company's net loss attributable to common shareholders, both before and after turn-around impact of prior period unrecorded differences.

         Management of the Company evaluated the materiality of the unrecorded differences, both individually and in the aggregate, as of and for the each of the quarters in the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007 by considering the following quantitative factors:

         o Except for equity at March 31, 2007, the unrecorded differences, individually and in the aggregate, are all less than 2% (except for current assets at June 30, 2006, which is less than 3.4%) to the Company's current assets, non-current assets, current liabilities, non-current liabilities, and equity in all interim periods, which management of the Company concluded to be immaterial;

         o At March 31, 2007, the Company had not appropriately recorded the beneficial conversion feature discussed in comment 4, point 2, resulting in equity being understated as shown by approximately 9%. However, Company management concluded that this understatement of equity was not material to cause restatement of the balance sheet as 1) the $599,000 that should have been recorded for the beneficial conversion feature would be recorded to additional paid in capital, which was approximately $56.5 million and therefore understated by approximately 1.1% and 2) the other account impacted is accumulated deficit through net income available to common shareholders so the net impact of the beneficial conversion feature unrecorded difference to equity is actually $0;

         o The unrecorded differences, individually and in the aggregate, are not material (less than 5%) to the Company's net loss attributable to common shareholders, both before and after turn-around impact of prior period unrecorded differences for the quarter ended March 31, 2005;

         o For each of the quarterly periods from the quarter ended June 30, 2005 through September 30, 2007, certain of the unrecorded differences, both individually and in the aggregate, exceed 5% of the Company's respective quarterly net loss attributable to

Securities and Exchange Commission
January 31, 2008
Page 12


                  common shareholders, both before and after turn-around impact of prior period unrecorded differences. Company management considered the following factors, in conjunction with the qualitative factors noted above, in concluding whether the unrecorded differences were material to the periods affected to cause restatement of such periods:

         o Accounting Principles Board Opinion No. 28 (APB 28), paragraph 29, notes that in determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period. As noted previously, management concluded that the unrecorded differences, both individually and in the aggregate, were not material to the net loss attributable to common shareholders for the years ended 2005 and 2006 and for the nine months ended September 30, 2007 and did not impact the Company's trend of losses. As such, related to comment 1, point 1 identified in the quarter ended September 30, 2006, comment 4, point 1 identified in the quarter ended September 30, 2007 and comment 4, point 2 identified in the quarter ended June 30, 2007, the Company corrected the errors in the quarter that each was identified and disclosed such correction in the period in accordance with APB 28.

         o The Company's preferred stock dividend unrecorded difference discussed in comment 1, point 1 does not exceed 5% of the Company's quarterly net loss attributable to common shareholders before or after the turn-around of the prior period unrecorded difference for the quarters ended June 30, 2006, March 31, 2006, December 31, 2005, and June 30, 2005;
                  however, it does exceed 5 % of the Company's net loss attributable to common shareholders before and after turn-around for the quarter ended September 30, 2005. While the unrecorded difference does exceed 5% of the Company's quarterly net loss attributable to common shareholders before and after turn-around for the quarter ended September 30, 2005, Company management again noted that the unrecorded difference for the year ended December 31, 2005 was not considered material before or after the turn-around impact of prior period unrecorded differences.

         o The Company's depletion, depreciation, and amortization unrecorded difference discussed in comment 4, point 1 does exceed 5% of the Company's quarterly net loss attributable to common shareholders before turn-around for each of the quarters from the quarter ended June 30, 2005 through June 30, 2007; however, it does not exceed 5% of the Company's net loss

Securities and Exchange Commission
January 31, 2008
Page 13


                  attributable to common shareholders after turn-around for each of the quarters from the quarter ended December 31, 2005 through June 30, 2007. While the unrecorded difference does exceed 5% of the Company's quarterly net loss attributable to common shareholders after turn-around for the quarters ended September 30, 2005 and June 30, 2005, management of the Company again noted that the unrecorded difference for the years ended December 31, 2006 and 2005 and the nine months ended September 30, 2007 was not considered material before or after the turn-around impact of prior period unrecorded differences.

         o The Company's beneficial conversion feature unrecorded difference discussed in comment 4, point 2 does exceed 5% of the Company's quarterly net loss attributable to common shareholders before and after the turn-around impact of prior period unrecorded differences in the quarter ended March 31, 2007. Company management noted that the unrecorded difference was triggered by a non-recurring event (the sale of additional common stock) during the quarter ended March 31, 2007 and that the unrecorded difference, since treated as a deemed dividend, only impacted the net loss attributable to common shareholders and had no impact on operating loss or net loss for the quarter ended March 31, 2007. Company management notes that this unrecorded difference had no impact to the Company's net loss attributable to common shareholders for the nine months ended September 30, 2007.

         Based upon the qualitative and quantitative considerations discussed above, management of the Company concluded that the unrecorded differences, both individually and in the aggregate, are not material to the interim and annual periods affected to cause restatement of such periods.

         The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

Securities and Exchange Commission
January 31, 2008
Page 14


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                        Sincerely,


                                        /s/ John J. McIlvery
                                        --------------------------
                                        John J. McIlvery

cc:      Daniel Roling
         Michael Castle
         Jeff Cooper
         Michael Love

                                    EXHIBIT A

National Coal Corp.
Unrecorded Differences
(000s)


YEAR DECEMBER 31, 2005
                                                                            Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                             Income Effect of
                                                                                                                Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         -------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets         Assets     Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (375)  $      --     $      --     $      --     $       375   $      --

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --            --            (135)         --           --              135          --

Other immaterial unrecorded
   adjustments, net .............          (99)          251           116          --           --             (268)           34
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $       (99)  $      (124)  $       (19)  $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $    29,000   $    61,407   $   (10,669)  $   (63,122)  $   (16,616)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences         -0.34%        -0.20%         0.18%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                242   $        34
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences ....                (34)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $       208
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders ........        $     7,916
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around ..........               3.06%
                                   Effect of unrecorded differences after turn-around ...........               2.63%


QUARTER ENDED DECEMBER 31, 2005
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation and amortization   $      --     $      (375)  $      --     $      --     $      --     $       375   $       276

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --            --            (135)         --            --             135           108

Other immaterial unrecorded
   adjustments, net .............          (99)          251           116          --            --            (268)          (41)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $       (99)  $      (124)  $       (19)  $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $    29,000   $    61,407       (10,669)  $   (63,122)  $   (16,616)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences         -0.34%        -0.20%         0.18%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                242   $       343
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences ....               (343)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $      (101)
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders ........        $     3,245
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around ..........               7.46%
                                   Effect of unrecorded differences after turn-around ...........              -3.11%

QUARTER ENDED SEPTEMBER 30, 2005
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (276)  $      --      $      --    $      --     $       276   $       161

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --            --            (108)          --            108           108            27

Other immaterial unrecorded
   adjustments, net .............         --              63           (22)          --           --             (41)          (40)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $      (213)  $      (130)  $      --     $       108
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     3,621   $    54,265   $   (15,085)  $   (26,703)  $   (16,098)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%        -0.39%         0.86%         0.00%       -0.67%


                                   Cumulative effect of unrecorded differences before turn-around                343   $       148
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences ....               (148)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $       195
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders ........        $       655
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around ..........              52.37%
                                   Effect of unrecorded differences after turn-around ...........              29.77%


QUARTER ENDED JUNE 30, 2005
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (161)  $      --     $      --     $      --     $       161   $        48

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --            --             (27)         --            --              27          --

Other immaterial unrecorded
   adjustments, net .............         --              62           (22)         --            --             (40)           (9)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................         --             (99)          (49)         --            --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     2,940   $    50,363   $   (13,239)  $   (23,571)  $   (16,493)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%       -0.20%          0.37%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                148   $        39
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences ....                (39)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $       109
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders ........        $     1,534
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around ..........               9.65%
                                   Effect of unrecorded differences after turn-around ...........               7.11%

QUARTER ENDED MARCH 31, 2005
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $       (48)  $       --    $      --     $      --     $        48   $      --

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --             --            --           --            --            --            --

Other immaterial unrecorded
   adjustments, net .............         --              31           (22)         --            --              (9)           34
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $       (17)  $       (22)  $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     2,947   $    48,019   $   (12,852)  $   (20,531)  $   (17,583)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%        -0.04%         0.17%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                 39   $        34
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences ....                (34)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $         5
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders ........        $     2,482
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around ..........               1.57%
                                   Effect of unrecorded differences after turn-around ...........               0.20%

National Coal Corp.
Unrecorded Differences
(000s)


YEAR ENDED DECEMBER 31, 2006
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (739)  $      --     $      --     $      --     $       739   $       375

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --            --            --            --            --            --             135

Other immaterial unrecorded
   adjustments, net .............         --            --            (190)         --            --             190          (268)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $      (739)  $      (190)  $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     8,983   $    77,009   $   (18,433)  $   (69,482)  $     1,923
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%        -0.96%         1.03%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                929   $       242
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                    (242)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $       687
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $    24,451
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                          3.80%
                                   Effect of unrecorded differences after turn-around                           2.81%



QUARTER ENDED DECEMBER 31, 2006
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (739)  $      --     $      --     $      --     $       739   $       745

Other immaterial unrecorded
   adjustments, net .............         --            --            (190)         --            --             190          --
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $      (739)  $      (190)  $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     8,983   $    77,009   $   (18,433)  $   (69,482)  $     1,923
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%       -0.96%          1.03%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                929   $       745
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                    (745)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $       184
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $     7,808
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                         11.90%
                                   Effect of unrecorded differences after turn-around                           2.36%

QUARTER ENDED SEPTEMBER 30, 2006
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (745)  $      --     $      --     $      --     $       745   $       639

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --            --            --            --            --            --             198


Other immaterial unrecorded
   adjustments, net .............         --            --            --            --            --            --             221
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $      (745)  $      --     $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     8,300   $    78,789   $   (18,773)  $   (63,460)  $    (4,856)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%        -0.95%         0.00%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                745   $     1,058
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                  (1,058)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $      (313)
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $     3,704
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                         20.11%
                                   Effect of unrecorded differences after turn-around                          -8.45%



QUARTER ENDED JUNE 30, 2006
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (639)  $      --     $      --     $      --     $       639   $       486

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --            --            (198)         --            --             198           160


Other immaterial unrecorded
   adjustments, net .............         (197)           74          --            --             (98)          221          --
                                   -----------   -----------   -----------   -----------  -----------    -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      (197)  $      (565)  $      (198)  $      --     $       (98)
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     5,860   $    79,951   $   (16,784)  $   (62,326)  $    (6,701)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences         -3.36%        -0.71%         1.18%         0.00%         1.46%


                                   Cumulative effect of unrecorded differences before turn-around              1,058   $       646
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                    (646)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $       412
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $     5,020
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                         21.08%
                                   Effect of unrecorded differences after turn-around                           8.21%


QUARTER ENDED MARCH 31, 2006


                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (486)  $      --     $      --     $      --     $       486   $       375

Comment 1, Point 1 - Preferred
   Stock Dividends ..............         --            --            (160)         --            --             160           135


Other immaterial unrecorded
   adjustments, net .............         --            --            --            --            --            --            (268)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------


Total unrecorded balance sheet
   adjustments ..................  $      --     $      (486)  $      (160)  $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $    11,142   $    76,585   $   (15,837)  $   (62,609)  $    (9,281)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%       -0.63%         1.01%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                646   $       242
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                    (242)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $       404
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $     7,919
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                          8.16%
                                   Effect of unrecorded differences after turn-around                           5.10%

National Coal Corp.
Unrecorded Differences
(000s)

NINE MONTHS SEPTEMBER 30
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      --     $      --     $      --     $      --     $      --     $       739

Other immaterial unrecorded
   adjustments, net .............         --            --             (63)         --            --              63           190
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $      --     $       (63)  $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     9,044   $    74,395   $   (15,310)  $   (74,920)  $     6,791
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%         0.00%         0.41%         0.00%         0.00%

                                   Cumulative effect of unrecorded differences before turn-around                 63   $       929
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                    (929)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $      (866)
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $    21,661
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                          0.29%
                                   Effect of unrecorded differences after turn-around                          -4.00%



QUARTER ENDED SEPTEMBER 30, 2007
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      --     $      --     $      --     $      --     $      --     $       485

Other immaterial unrecorded
   adjustments, net .............         --            --             (63)         --            --              63           --
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $      --     $       (63)  $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $     9,044   $    74,395   $   (15,310)  $   (74,920)  $     6,791
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%         0.00%         0.41%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                 63   $       485
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                    (485)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $      (422)
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $     7,837
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                          0.80%
                                   Effect of unrecorded differences after turn-around                          -5.38%

QUARTER ENDED JUNE 30, 2007
                                                                           Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (485)  $      --     $      --     $      --     $       485   $       671

Comment 4, Point 2 - Beneficial
   conversion feature ...........         --            --            --            --            --            --             599

Other immaterial unrecorded
   adjustments, net .............         --            --            --            --            --            --            (218)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $      (485)  $      --     $      --     $      --
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $    11,514   $    72,653   $   (12,750)  $   (71,285)  $      (132)
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%        -0.67%         0.00%         0.00%         0.00%


                                   Cumulative effect of unrecorded differences before turn-around                485   $     1,052
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                  (1,052)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $      (567)
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $     7,655
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                          6.34%
                                   Effect of unrecorded differences after turn-around                          -7.41%


QUARTER ENDED MARCH 31, 2007
                                                                          Debit/(Credit)
                                   ------------------------------------------------------------------------------------------------
                                                                                                              Income Effect of
                                                                                                                 Correcting
                                                                                                            Balance Sheet as of:
                                                                                                         --------------------------
                                     Current     Non-Current     Current     Non-Current    (Equity)/      Current       Prior
Description/Account                  Assets        Assets      Liabilities   Liabilities     Deficit       Period        Period
---------------------------------  -----------   -----------   -----------   -----------   -----------   -----------   -----------
Comment 4, Point 1 - Depletion,
   depreciation, and amortization  $      --     $      (671)  $      --     $      --     $      --     $       671   $       739

Comment 4, Point 2 - Beneficial
   conversion feature ...........         --            --            --            --            (599)          599           --

Other immaterial unrecorded
   adjustments, net .............         --             218          --            --            --            (218)          190
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

Total unrecorded balance sheet
   adjustments ..................  $      --     $      (453)  $      --     $      --     $      (599)
                                   ===========   ===========   ===========   ===========   ===========

Reported balance sheet amounts ..  $    18,150   $    74,902   $   (15,093)  $   (71,432)  $     6,527
                                   ===========   ===========   ===========   ===========   ===========
Effect of unrecorded differences          0.00%        -0.60%         0.00%         0.00%        -9.18%


                                   Cumulative effect of unrecorded differences before turn-around              1,052   $       929
                                                                                                                       ===========
                                   Turn-around effect of prior period unrecorded differences                    (929)
                                                                                                         -----------
                                   Cumulative effect of unrecorded differences after turn-around         $       123
                                                                                                         ===========
                                   Net (income) loss attributable to common shareholders                 $     6,169
                                                                                                         ===========

                                   Effect of unrecorded differences before turn-around                         17.05%
                                   Effect of unrecorded differences after turn-around                           1.99%
